SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Aviva plc - Partial Sell Down of Delta Lloyd

NOT FOR PUBLICATION OR DISTRIBUTION IN CANADA, JAPAN OR AUSTRALIA

11 April 2011

Aviva Announces Intention to Sell Part of its Shareholding in Delta Lloyd

•	Disposal of approximately 15% of Delta Lloyd’s issued ordinary share capital, would result in Aviva’s ordinary shareholding reducing from 58% to approximately 43%

•	Consistent with Aviva’s strategy of focusing on twelve markets where it has strength and scale

•	Cash proceeds would enhance liquidity and further strengthen Aviva’s balance sheet

•	Accelerated book-building to start today. Settlement of partial disposal subject to Aviva shareholder approval at an extraordinary general meeting

Aviva plc (“Aviva”) announces that it intends to sell part of its shareholding in Delta Lloyd NV (“Delta Lloyd”).  The partial disposal of these shares will be through a private placement to qualified institutional investors (the “Offering”).

The Offering is expected to comprise approximately 25 million Delta Lloyd ordinary shares,  subject to investor demand, equivalent to 15.1% of Delta Lloyd’s issued ordinary share capital (excluding treasury shares) and 14.0% of Delta Lloyd’s voting rights.  The offer price will be determined after an accelerated book-building process which starts today.

The Offering is expected to constitute a class 1 transaction under the Listing Rules.  As a consequence, settlement would be conditional on the approval of Aviva shareholders which would be sought at an extraordinary general meeting of Aviva, expected to be held on 4 May 2011.

Following the sale of all the Delta Lloyd ordinary shares available in the Offering, Aviva’s remaining stake would comprise approximately 71.5 million Delta Lloyd ordinary shares, equivalent to 43.1% of Delta Lloyd’s issued ordinary share capital (excluding treasury shares) and 40.0% of Delta Lloyd’s voting rights.

Commenting on the Offering, Andrew Moss, Group Chief Executive of Aviva, said:

“This is an important step in delivering our strategy.  Reducing our shareholding in Delta Lloyd will not only enhance our liquidity and further strengthen our balance sheet but is also consistent with our focus on pursuing profitable growth in markets where we have strength and scale.”

Benefits for Aviva and its shareholders

Aviva believes that the Offering is consistent with the group’s strategy of prioritising investment in the twelve markets where Aviva has strength and scale, which do not include the Benelux region.

As a result of the Offering, Aviva would have a strengthened balance sheet, reflecting: the cash proceeds; reduced exposure to Delta Lloyd’s investment portfolio; the opportunity to redeploy capital away from the Benelux region; and continue the group’s structural and portfolio transformation.

The cash proceeds would be held on the group’s balance sheet as cash and cash equivalents, which would enhance the group’s liquidity position, thereby providing greater financial flexibility, and would  be used for general corporate purposes.

Aviva believes that the Offering provides a strategic opportunity to realise value for its shareholders.  Through its remaining minority stake in Delta Lloyd, Aviva would retain a proportionate share in benefits accruing to shareholders generally.

Financial Impact of the Offering on Aviva

The sale of all the Delta Lloyd ordinary shares available in the Offering is expected to result in Aviva’s shareholding in Delta Lloyd’s issued ordinary share capital (excluding treasury shares) reducing from 58.2% to approximately 43.1%.  Since the Offering is expected to result in Aviva holding less than 50% of the voting rights in Delta Lloyd, Aviva would no longer consolidate the results of the Delta Lloyd group.

Had the Offering occurred at the start of the year ended 31 December 2010, IFRS operating earnings per ordinary share would have been reduced by 4% from 55.1 pence to 53.1 pence. Aviva will provide a detailed update on the financial impacts of the Offering following pricing which is expected to occur on 12 April 2011.

Had the Offering and subsequent deconsolidation of Delta Lloyd occurred at 31 December 2010, it would have reduced the group’s consolidated IFRS total assets by around £58 billion from £370 billion to £312 billion, which primarily relates to Delta Lloyd’s loans (including mortgages) and financial investments (including equities, corporate bonds and government bonds).

Current Trading Update

As required under the Listing Rules for a class 1 transaction, Aviva is required to provide an update on current trading in the shareholder circular.

2010 was a successful year for Aviva.  The group’s business grew and the benefits of its transformation over recent years have also started to come through.  As set out in Aviva’s 2010 Annual Report and Accounts:

•	the group’s IFRS operating profit grew by 26% to £2.55 billion;

•	the group delivered a life new business internal rate of return (“IRR”) of 12.5% and a general insurance combined operating ratio (“COR”) of 96.8%; and

•	the group exceeded its target for capital generation, increasing net operational capital generated to £1.7 billion.

The group continues to focus on profitability and capital, managing its new business flows in a disciplined way, and driving further value from its existing operations.  The Group expects operating profitability for the period from 31 December 2010 to 31 March 2011 (“Q1 2011”) to be in line with its expectations.

In Q1 2011, the group expects life and pensions new business volumes to be in line with Q4 2010 and around 10-15% lower than in Q1 2010.  This is primarily driven by the group’s management actions both in the United States, where the group continues to focus on developing the profitability of the business, and in Italy, where the group saw very strong new business volumes in the first quarter of 2010 which will not be matched in Q1 2011.  At the same time, the group’s focus on improving profitability means that the new business margin in Q1 2011 is expected to improve compared with the full year 2010.  The group expects overall general insurance net written premiums to continue to increase, building on the momentum seen in 2010.  There has been no significant change in the trends described above between the end of Q1 2011 and the date of this announcement.

Aviva’s IGD Surplus as at 31 March 2011 is expected to be lower than at the end of 2010, primarily driven by recognition of the final dividend declared in March 2011.

As announced by Delta Lloyd on 7 April 2011, due to credit rating downgrades in March 2011, a number of the bonds in Delta Lloyd’s collateralised AAA bond curve no longer meet the set criteria and have therefore been excluded from its yield curve with effect from 1 April 2011. Compared to 31 December 2010, the 10-year yield curve as at 1 April 2011 was approximately 40 basis points lower.  The calculation of Delta Lloyd’s regulatory (IGD) solvency is mainly based on the ECB AAA yield curve.  Compared to 31 December 2010, the ECB AAA yield curve as at 1 April 2011 was 34 basis points higher on the 10-year yield curve.

The group has set a number of near-term, demanding financial targets for the current financial year.  It aims to deliver:

•	at least £1.5 billion net operational capital generation in 2011;

•	life IRR for the year of at least 12% with payback of 10 years or less; and

•	general insurance COR of 97% or better.

In 2010 the group met these targets and it is on course to deliver them in 2011.

In addition, the group has set a further target of £200 million of cost savings and £200 million of efficiency gains by the end of 2012 (which, as previously announced, includes €100 million of cost savings and efficiency gains attributable to Delta Lloyd). The group also expects to progress some portfolio changes in 2011 as part of its strategy of prioritising investment in the twelve markets where Aviva has strength and scale, which do not include the Benelux region.

A further announcement will be made following completion of the book-building and pricing of the Offering.

Aviva has entered into a placing agreement containing customary termination rights in favour of the placing agents.  Aviva has undertaken not to dispose of any further Delta Lloyd ordinary shares to a person outside the Aviva group without the consent of the bookrunners for a period of 90 days following completion, subject to certain limited exceptions.

Enquiries:

Media

Nigel Prideaux                                                                                    +44 (0)20 7662 0215
Andrew Reid                                                                                      +44 (0)20 7662 3131
Sue Winston                                                                                      +44 (0)20 7662 8221
Rashmi Gautam                                                                                  +44 (0)20 7662 9511
Conor McClafferty, Finsbury                                                          +44 (0)20 7251 3801

Analysts

Charles Barrows                                                                                 +44 (0)20 7662 8115

Notes to editors:

Background on Aviva’s investment in Delta Lloyd
▪	Prior to November 2009, Delta Lloyd’s entire issued ordinary share capital (and 92% of Delta Lloyd’s voting rights) was owned by CGU International Holdings BV, a wholly owned subsidiary of Aviva.

▪
Prior to the Offering, Aviva indirectly owns 96,488,795 Delta Lloyd ordinary shares, equivalent to 58.2% of Delta Lloyd’s issued ordinary share capital (excluding treasury shares) and 53.9% of Delta Lloyd’s voting rights.

About Aviva

▪
Aviva is a leading provider of life and pension products in Europe (including the UK) with substantial positions in other markets around the world, making it the world's sixth largest insurance group based on gross worldwide premiums at 31 December 2009.

▪
Aviva’s principal business activities are long-term savings, fund management and general insurance, with worldwide total sales* of £47.1 billion and funds under management of £402 billion at 31 December 2010.

These materials are not an offer of securities for sale, or solicitation of offers to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such an offer solicitation or sale is unlawful. The securities to which these materials relate have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") or the laws of any US state, and may not be offered or sold in the United States absent registration or an exemption from, or in a transaction not subject to, registration under the Securities Act, including pursuant to the private offering exemption provided by Section 4(2) of the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. The information contained in this announcement is being disclosed in accordance with Rule 135c under the Securities Act.  There will be no public offering of the securities in the United States.

Cautionary statements:

This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC").

This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes these factors include, but are not limited to: the impact of difficult conditions in the global capital markets and the economy generally; the impact of new government initiatives related to the financial crisis; defaults in the group’s bond, mortgage and structured credit portfolios; the impact of volatility in the equity, capital and credit markets on the group’s profitability and ability to access capital and credit; changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect the group’s profitability; risks associated with arrangements with third parties, including joint ventures; inability of reinsurers to meet obligations or unavailability of reinsurance coverage; a decline in the group’s ratings with Standard & Poor's, Moody's, Fitch and A.M. Best; increased competition in the U.K. and in other countries where the group has significant operations; changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for the group’s products, the group’s investment portfolio and credit quality of counterparties; the impact of actual experience differing from estimates on amortisation of deferred acquisition costs and acquired value of in-force business; the impact of recognising an impairment of the group’s goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of various legal proceedings and regulatory investigations; the impact of operational risks; the loss of key personnel; the impact of catastrophic events on the group’s results; changes in government regulations or tax laws in jurisdictions where we conduct business; funding risks associated with the group’s pension schemes; the effect of undisclosed liabilities, integration issues and other risks associated with the group’s acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.

For a more detailed description of these risks, uncertainties and other factors, please see Item 3, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's Annual Report on Form 20-F as filed with the SEC on 24 March 2011. Aviva undertakes no obligation to update the forward-looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this announcement are current only as of the date on which such statements are made.

-  ends -

* Based on 2010 published life and pensions PVNBP on a MCEV basis, total investment sales and general insurance and health net written premiums, including share of associates' premiums.  Sales is a non-GAAP financial measure.  For a reconciliation to the comparable IFRS measure, see Aviva’s Form 20-F for the year ended 31 December 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 11 April 2011

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary